Mail Stop 3561

October 23, 2008

Fleetwood Enterprises Inc.
Andrew M. Griffiths - Chief Financial Officer and Chief Accounting Officer
3125 Myers Street
Riverside, California 92503

Re: **Fleetwood Enterprises Inc.**
      Form 10-K for the year ended April 27, 2008
      Filed July 10, 2008
      File Number: 001-07699

Dear Mr. Griffiths:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief